EXHIBIT 4.1

Pure Earth, Inc.
One Neshaminy Interplex, Suite 201
Trevose, PA 19053

August 18, 2009

VIA E-MAIL AND FEDERAL EXPRESS
Fidus Mezzanine Capital, L.P.
190 S. LaSalle Street
Suite 2140
Chicago, IL 60603
Attention: Fidus Capital

Re:           Series B Preferred Stock of Pure Earth, Inc.

Ladies and Gentlemen:

Reference is made to that certain (i) Investment Agreement among Pure Earth, Inc. (the “Company”) and Fidus Mezzanine Capital, L.P. dated as of March 4, 2008 (the “Investment Agreement”) and (ii) the Certificate of Incorporation of the Company, as amended and restated to date (the “Certificate” and, collectively, with the Investment Agreement, the “Investment Documents”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Investment Documents.

In connection with the Sixth Amendment to that certain Credit and Security Agreement dated as of October 24, 2006 by and among Wells Fargo Bank, National Association (“Wells Fargo”), the Company and certain of its affiliates, we have agreed that in lieu of making the Coupon payment to holders of Series B Preferred Stock otherwise due on September 30, 2009 (the amount of such Coupon payment, the “Coupon Amount”), the Company shall instead pay holders of Series B Preferred Stock the Coupon Amount, plus interest thereon at the rate of fourteen percent (14%) per annum, either:

(a)	in one lump sum representing the full Coupon Amount plus accrued interest on November 30, 2009; or

(b)
if the Company either (i) refinances its outstanding obligations to Wells Fargo with an alternative lender, or (ii) renews such obligations for an extended maturity date with Wells Fargo, in each case prior to such dates set forth in clause (a) above, then any unpaid portion of the Coupon Amount plus accrued interest thereon shall be paid on the date such refinancing or renewal is consummated.

Notwithstanding the provisions of this letter, in the event that the full Coupon Amount plus accrued interest is not paid as provided in the preceding paragraph, the Event of Noncompliance  with respect to the failure of the Company to pay the Coupon Amount on September 30, 2009 shall be deemed to have occurred on September 30, 2009 and not on the date that the Company fails to comply with the preceding paragraph.

Please indicate your agreement and acceptance of the terms hereof by returning a copy of this letter to my attention via facsimile at (215) 639-8756 and the original via overnight delivery service to my attention at Pure Earth, Inc., One Neshaminy Interplex, Suite 201, Trevose, PA 19053.

Very truly yours,

Pure Earth, Inc.

By:	/s/ Brent Kopenhaver
Brent Kopenhaver, Chairman of the Board
Chief Financial Officer

Agreed and Acknowledged:

FIDUS MEZZANINE CAPITAL, L.P.

By:	/s/ Edward H. Ross
Name:	Edward H. Ross
Title:	Managing Partner